EXHIBIT 15.2

Graystone Company Announces Initial Product, Fucoidan Longevity Booster

Fort Lauderdale, FL – March 4, 2021 – Graystone Company, Inc. (OTC: GYST) announced today its initial product to be launched, “Fucoidan Longevity Booster.”

What is the “Fucoidan Longevity Booster”:

It is a powerful anti-inflammatory antioxidant blend with rejuvenating properties. The main ingredient of this proprietary blend is fucoidan, a complex polysaccharide found in many species of brown seaweed. We will use a nano Fucoidan Extract which increases absorption rates up to 5 times.

What is Fucoidan?

Fucoidans occur naturally in the cell walls of brown seaweeds and function to protect the plant from water-borne pathogens and other environmental challenges. Fucoidans are long chain polysaccharides characterized by a complex molecular structure and varying degrees of sulfation and acetylation. Our Nano Fucoidan Extract is produced from Okinawan mozuku fucoidan which is derived through a patented manufacturing process.

What research has been done on Fucoidan?

According to information published by Memorial Sloan Kettering Cancer Center as of January 2021, studies on fucoidan suggest that it can prevent the growth of cancer cells and has antiviral, neuroprotective, and immune-modulating effects. (Memorial Sloan Kettering Cancer Center).

Additionally, more than 2000 independent, peer-reviewed research papers have been published on the bioactive properties of fucoidan. This extensive body of evidence includes comprehensive in vitro investigations, animal studies and human clinical trials.

Extensive research has been undertaken on the immune-modulatory properties of fucoidan. Published papers have reported that fucoidan may exert a range of beneficial effects on the human immune system, including the reduction of allergic responses and the activation of dendritic cells, natural killer cells and T cells. It has also been shown that fucoidan has the potential to boost important anti-viral and anti-tumour responses. Research into the therapeutic properties of fucoidan has largely focused on the key health indications identified below.

Boosting immune responses

Immune responses to vaccines or infections can be weakened or inadequate, particularly during ill health and in older people. In a clinical setting, ingestion of fucoidan was shown to help boost the immune responses to seasonal influenza vaccinations (Negishi, 2013). The ingestion of fucoidan has also been shown to increase the anti-pathogenic activity of granulocytes (white blood cells) and macrophages (there are involved in detection, phagocytosis and destruction of bacteria and other harmful organisms) in healthy people (Myers, 2011). Increased immune activity after fucoidan ingestion can even eliminate the tropical protozoan parasite Leishmania, as seen in a mouse model (Kar, 2011). Fucoidans can also promote the maturation of dendritic cells, activate NK cells and promote cytotoxic activity (Zhang, 2015).

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Cancer

Fucoidan is most widely known and used for its potential anti-cancer properties. A considerable amount of research has been undertaken in this area, with some researchers proposing that fucoidan not only increases patient wellbeing, but also assists in the treatment of disease. The potential for fucoidan as an anti-cancer agent is explored in several review publications, including those by Fitton (2015), Kwak (2014) and Lowenthal (2014).

Anti-inflammatory

Fucoidan shows potential therapeutic anti-inflammatory activity, particularly as a selectin blocker. Fucoidan has potential to be very effective in addressing systemic inflammation, as well as local inflammation in the digestive tract when orally ingested and on the skin when applied topically. (Maruyama, 2015) The mechanisms of action may include inhibition of inflammatory enzymes and increased integrity of cellular junctions.  Fucoidan may have therapeutic potential in the treatment of rheumatoid arthritis. (Shu, 2015)

Anti-ageing

Research on fucoidan has shown a marked effect on ageing related processes. Fucoidan can potentially reverse ageing in endothelial stem cells (Lee, 2015) and is known to increase sirtuin levels in cell models (Fitton, 2015). In addition to inhibiting key enzymes associated with human ageing processes, research has demonstrated that fucoidan may promote vascular health and stimulate immune responses. It has also been shown to exhibit neuroprotective properties in animal models.

In addition to the above key areas, there are many other potential niche applications for fucoidan (Fitton, 2015). These include:

●    Antibiotic potentiation (Lee, 2013)

●    Kidney disease (Jia, 2016)

●    Mesenchymal stem cell transplants (Lee, 2016)

●    Venom neutralisation (Azofeifa, 2008)

●    Anti-prion activity (Doh-Urah, 2007)

●    Drug release (Yu, 2015)

●    Biomaterials (Fitton, 2015)

●    Animal health (O’Shea, 2014)

Expected Launch Date

The Company is working to finalize the product formulas for its Fucoidan Longevity Booster . We estimate that it we will launch our Fucoidan Longevity Booster in July/August 2021.

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This information is of a general nature only and has not been evaluated by the FDA or other regulatory body. Our fucoidan products are not intended to treat, cure or prevent any disease and recipients of this information must exercise their own judgement in determining the appropriateness for a particular purpose.

About The Graystone Company, Inc.

Graystone Company develops products for planned product line for Longevity and Wellness.  The Graystone Company, Inc. (OTC PINK:GYST) is headquartered in Fort Lauderdale, FL., and can be reached at www.thegraystonecompany.com or by phone at (954) 271-2704.

Notice Regarding Forward-Looking Statements in this press release which are not purely historical are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Actual results could differ from those projected in any forward-looking statements due to numerous factors. These forward-looking statements are made as of the date of this news release, and we assume no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements. Although we believe that any beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that any such beliefs, plans, expectations or intentions will prove to be accurate.

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